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                                    [LETTERHEAD]

December 4, 1998



VIA FACSIMILE
Board of Directors
c/o Mr. Paul Stoffel, Chairman of the Board
c/o Mr. Jerrold L. Morrison, President, Chief Operating Officer
BRC Holdings, Inc.
1111 W. Mockingbird Lane, Suite 1400
Dallas, Texas 75247

Gentlemen:

Matador Capital Management hereby proposes to acquire, through an affiliated entity, all of the outstanding stock of BRC Holdings, Inc. ("BRC") at a price of $21 per share. The $21 proposal would be subject to the completion of due diligence, execution of definitive documentation and completion of financing for the transaction. In connection with such financing, we have held discussions with several financing sources, which have indicated a high degree of interest in providing a significant portion of the equity financing required for such a transaction. Matador believes that the combination of equity and debt available through its own resources and other financing sources will be sufficient to complete this deal.

The financing source that would likely be the lead investor is a private equity investment firm that currently manages in excess of $1.5 billion through several limited partnerships. Over its twenty-five year history it has completed almost 100 transactions in a variety of service and industrial businesses.

We are highly motivated to move expeditiously to close this transaction. In order to facilitate our proposal, we hereby request access for ourselves, and our financing sources, to confidential information relating to BRC including the right to meet with senior company officers. Matador, and its financial advisor, Jefferies & Company, Inc., and its financing sources are prepared to meet immediately with the Company's President and Chief Operating Officer to accelerate its due diligence.

Since time is of the essence, we respectfully request an immediate reply.

Sincerely,


/s/ Jeffrey A. Berg
Jeffrey A. Berg

Attachment


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                             AFFILIATED INVESTORS/BOARD

Several individual investors who will take an active role on the Board, in addition to representatives of the financing sources, include the following:

     -    ROBERT J. LEVENSON has been Director of First Data Corporation (NYSE -
          FDC) since 1992. He has been Executive Vice President of First Data Corporation from 1993 to the present. Former Senior Executive Vice President, Chief Operating Officer, and Member of the Office of the President and Director of Medeo Containment Services, Inc., a provider of managed care prescription benefits, from October 1990 to December 1992 (Medeo was acquired by Merck in a $6 billion transaction). From 1985 until October 1990, he was a Group President and Director of ADP (NYSE - ADP). Mr. Levenson is a Director of Superior TeleCom, Inc. (NYSE - SUT), Vestcom International, Inc. (OTC - VESC), and Emisphere Technologies, Inc. (OTC - EMIS).

     - CURTIS LEE SMITH, JR. is Chairman of the Board and Chief Executive Officer of New Horizons Worldwide (OTC - NEWH), North America's largest and fastest growing software training company. Mr. Smith has served as the Company's Chairman of the Board and Chief Executive Officer and as a Director since July 1986, and had the additional title and duties of President from August 1989 through July 1992. Mr. Smith served as President of National Copper & Smelting Co., a Cleveland, Ohio-based manufacturer and distributor of copper products from 1962 to 1985. Mr. Smith also serves as a Director of Dental Care Alliance (OTC - DENT) and Strategic Diagnostics, Inc. (OTC - SDIX), both public companies.